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May 5, 2005



Mr. Gary Todd
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0306

Re:      Analogic Corporation
         Form 10-K for the Fiscal Year Ended July 31, 2004
         Filed February 1, 2005
         Form 10-Q for the Period Ended January 31, 2005
         File No. 000-06715

Dear Mr. Todd:

Analogic Corporation ("Analogic" or the "Company") hereby submits the following responses to the comments presented by the Division of Corporation Finance of the Securities and Exchange Commission (the "Division") in its letter dated April 15, 2005 addressed to John J. Millerick, Senior Vice President, Chief Financial Officer and Treasurer. This letter sets forth each of the Division's comments and Analogic's response thereto.

     FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2004

     ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - PAGE 10


     LIQUIDITY AND CAPITAL RESOURCES - PAGE 17

     COMMENTS:

     1. We note that accounts receivable increased 3% during fiscal 2004 while revenues decreased 25% year over year. Where material, please expand future filings to discuss the underlying reasons for this or similar inconsistencies between results of operations and movements in working capital.
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     2.   We see that cash provided by operating activities has varied significantly from period to period and that movements have been significantly inconsistent with earnings. In future filings please provide a more detailed analysis of movements in operating cash flows from period to period. That analysis should identify and describe the underlying drivers of operating cash flows and should more fully reflect the guidance from FR- 72. Apply in future filings.

     3. If and when you cite changes in working capital in explaining movements in operating cash flows you should provide clear explanation about the underlying factors leading to those changes in working capital. For instance, with respect to fiscal 2004 versus fiscal 2003, future filings should provide a more complete and transparent explanation about the impact of changes in advance payments on operating cash flows.

     RESPONSE:

     With respect to Comments No. 1 through No. 3 above, the Company will ensure that, where material, its analysis and commentary in its future filings will be expanded to address the concerns raised by the Division in such comments.

     ITEM 9A. CONTROLS AND PROCEDURES - PAGE 23

     COMMENT:

     4. In future filings please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

     RESPONSE:

     The Company will ensure that in future filings it will disclose when a material weakness was identified, by whom it was identified, and when it first occurred.

     FINANCIAL STATEMENTS

     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - PAGE 36

     COMMENT:

     5. In future filings the audit report should refer to the PCAOB by its full name; that is, Public Company Accounting Oversight Board (United States).

     RESPONSE:


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     The Company will ensure that the audit report will refer to the PCAOB by its full name; that is, Public Company Accounting Oversight Board (United States), in all future filings.

     NOTE 1. RESTATEMENT - PAGE 41

     COMMENT:

     6. We see that you restated the financial statements for fiscal 2002, for fiscal 2003 and for each of the first three quarters of fiscal 2004 "due to the incorrect application of software revenue recognition procedures with respect to certain Camtronic's transactions." We also see that in October 2003 you restated financial results for fiscal 2001, for fiscal 2002 and for each of the first three quarters of fiscal 2003 to recognize revenue in accordance with SOP 97-2. Is there overlap between these restatements? Were transactions restated in 2003 again restated in 2005? If so, why were those matters not identified in the 2003 restatement and why did your conclusions about those transactions change again? Please respond supplementally.

     RESPONSE:

     Based on a discussion with Mr. Todd, we understand that the Staff is interested in the extent to which the Company's judgments and conclusions with respect to transactions restated in the first restatement were revised or corrected in the second restatement. With respect to transactions restated in the first restatement, none of the conclusions in the first restatement were revised or corrected in the second restatement except that in the second restatement the Company determined that it had miscalculated the amount of revenue deferred in connection with one transaction in fiscal year 2003, and decreased the amount deferred by $122,000. The Company first applied SOP 97-2 in the first restatement, and continued to apply SOP 97-2 in the second restatement based on facts that occurred after or were not known at the time of the first restatement.

     NOTE 5. EXPLOSIVE ASSESSMENT COMPUTED TOMOGRAPHY ("EXACT") SYSTEMS AGREEMENT - PAGE 58

     COMMENT:

     7. With respect to the $22 million received from L-3, we note that "the Company has not recorded any revenues, costs or assets related to these ramp-up funds." Supplementally explain the rationale for that accounting. Explain why you believe that treatment is appropriate.


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     RESPONSE:

     L-3, as the primary contractor, had entered into an agreement with the United States Transportation Security Administration ("TSA") to provide it up to 1,000 eXaminer 3DX 6000 Certified Explosive Detection Systems. L-3, in connection with this agreement, contracted with the Company to supply its EXACT Systems to L-3; the EXACT is the core system of L-3's eXaminer 3DX 6000 Certified Explosive Detection System. In connection with this contract, the Company received $22 million from L-3 in "ramp-up moneys" that were for the purposes of incurring expenditures necessary to meet the production and volume requirements of the contract. These funds were separate and distinct from the consideration due from L-3 associated with the Company's delivery of detection systems. The contractual fees for detection systems were not based on these ramp-up funds, rather these funds were a direct cost reimbursement to cover expenses such as facility rental and renovations, tooling, equipment, and other services and expenditures necessary to meet TSA's, and indirectly the U.S. Government's, accelerated product delivery schedule.

     Furthermore, in determining the accounting for these ramp-up funds, the Company and its legal counsel evaluated the contractual terms of the arrangement between L-3 and the Company. In particular, the purchase order from L-3, that was an exhibit to the agreement, stated that the equipment purchased with the funding is government-furnished property. Under Federal law, the government retains ownership of any government furnished property, and therefore, the Company did not have title to these assets. In accordance with the AICPA Guide, Audits of Federal Government Contractors, par. 4.33 "the contractor should have controls in place to ensure that government-furnished property is neither charged to contracts nor included in the contractor's assets for financial reporting purposes". After considering this guidance, the Company accounted for these ramp-up funds in the following manner: the $22 million received by L-3 was recorded as a liability upon the initial receipt of the funds; as the Company expended the ramp-up funds, the liability was reduced with the related expenditures not being recorded in the Company's financial statements.

     In addition, the Company fully disclosed this transaction and its accounting by including detailed disclosures of the contract, receipt of the ramp-up funds, and the amount of ramp-up funds spent in each of the Company's quarterly and annual financial statements


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     FORM 1O-Q FOR THE PERIOD ENDED JANUARY 31, 2005

     MANAGEMENT'S DISCUSSION AND ANALYSIS

     RESULTS OF OPERATIONS - PAGE 19

     COMMENT:

     8. We see that engineering gross margin decreased from 53% to 10% between the year-to-date periods presented and that you attribute that decrease to lower margins on customer projects. Future filings should present a more detailed and specific explanation for this item. In general, you should present reasonably detailed and specific explanation for material changes in financial statement items. Such disclosures should identify, quantify and provide transparent explanation for cited changes. Refer to FR-72 for further guidance.

     RESPONSE:

     In future filings, the Company will present more detailed and specific explanations for material changes in its financial statement items. More specifically, the Company will provide a more detailed and specific explanation with respect to any change in engineering gross margin.

In connection with our response to the Division's comments, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in the reports that it files with the Securities and Exchange Commission (the "Commission");

- Comments from the staff of the Commission or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The Company may not assert comments from the staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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We hope we have satisfactorily addressed the comments raised in your April 15,
2005 letter. If you have any additional comments or questions with respect to these matters, please contact the undersigned at 978-326-4331.

Very truly yours,



/s/ John J. Millerick
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John J. Millerick
Senior Vice President,
Chief Financial Officer and Treasurer

JJM/slc



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